Exhibit 99.8


                      IN THE UNITED STATES DISTRICT COURT
                FOR THE DISTRICT OF MARYLAND, NORTHERN DISTRICT

CHATEAU PROPERTIES, INC.

       Plaintiff,

v.

MANUFACTURED HOME COMMUNITIES, INC.,                        Case No. 96-2930
MHC OPERATING LIMITED PARTNERSHIP,
                                                            Judge Nickerson
       Defendants and Counterclaim-Plaintiffs,

v.

CHATEAU PROPERTIES, INC., ROC COMMUNITIES,
INC., JOHN A. BOLL, C.G. KELLOGG, JAY G.
RUDOLPH, GEBRAN S. ANTON, JR., JAMES M.
LANE, KENNETH E. MYERS and EDWARD R. ALLEN,

        Counterclaim-Defendants.


                       ANSWER AND VERIFIED COUNTERCLAIMS
                           AND THEIR PARTY COMPLAIN

                                    ANSWER

        Defendants Manufactured Home Communities, Inc. ("MHC") and MHC Operating Limited Partnership ("MHC OP") hereby answer the Complain as follows:

        1.      Denied.

        2.      Without knowledge and therefore denied.

        3.      Admitted.

        4.      Admitted.

        5. Legal conclusions that do not require a response. Denied that Counts I through IX state claims.

        6. Venue is admitted. To the extent the plaintiff characterizes MHC's conduct and requests relief, denied.

        7.      Without knowledge and therefore denied.

        8.      Without knowledge and therefore denied.

        9.      Admitted.

        10-20.  Without knowledge and therefore denied.

        21. MHC admits that on August 16, 1996, it made a merger proposal to Chateau. Because the proposal is contained in a document that speaks for itself, the remaining characterizations and allegations are denied.

        22-23.  Denied

        24. Defendants admit to participating in a conference call and providing a written outline to MHC shareholders and analysts. The remaining allegations and characterizations are denied.

        25-29.  Denied.

        30.     Without knowledge and therefore denied.

        31-32. MHC's tender offer speaks for itself. The remaining characterizations and allegations are denied.

        33-34.  Without knowledge and therefore denied.

        35-36.  Denied.

        37.     Previous answers are reincorporated.

        38-39. These legal conclusions and characterizations require no response.

        40-41.  Denied.

        42.     Previous answers are reincorporated.

        43.     Admitted.

        44-47.  Denied.

        48.     Previous answers are reincorporated.

        49-54.  Denied.

        55.     Previous answers are reincorporated.

        56.     Denied.

        57.     Previous answers are reincorporated.

        58. Defendants admit that MHC OP has made an offer. The terms of that offer are set forth in documents that speak for themselves. The remainder of the allegation is denied.

        59-61. The allegations purport to characterize a document which speaks for itself, and are therefore denied.

        62.     Vague and ambiguous and therefore denied.

        63-64.  Denied.

        65. To the extent the allegation characterizes the document which speaks for itself, it is denied. The remainder of the allegation is denied.

        66-67.  Denied.

        68.     Previous answers are reincorporated.

        69-71.  Denied.

        72.     Previous answers are reincorporated.

        73.     Admitted.

        74. The allegation summarizes a document that speaks for itself and is therefore denied.

        75.     Denied.

        76.     No response required.

        77.     Denied.

        78.     Previous answers are reincorporated.

        79. The initial three sentences of the allegation purport to summarize a document that speaks for itself and are therefore denied. The remaining allegations are denied.

        80-81. The allegations purport to summarize a statute; accordingly, no response is required.

        82.     Without knowledge and therefore denied.

        83. The allegations purport to summarize a statute; accordingly, no response is required. In addition, the final sentence is vague and ambiguous and therefore denied.

        84-85. To the extent the allegation purports to characterize a statute that speaks for itself, it is denied. The legal conclusions contained in the allegation do not require a response. In all other respects, the allegation is denied.

        86-88.  Denied.

        89.     Previous answers are reincorporated.

        90. MHC admits that it has made an Offer containing conditions. Because the document speaks for itself, the remaining characterizations are denied.

        91. MHC admits that it has requested Chateau's Board of Directors to adopt a resolution. Because that request is contained in a document that speaks for itself, the remaining allegations and characterizations of paragraph 91 are denied.

        92.     Denied.

        93.     No response required.

        94. The first sentence is denied. It is further denied that plaintiff is entitled to any of its requested relief. The remaining allegations of paragraph 94 are denied.

                                     * * *

                             AFFIRMATIVE DEFENSES

                           First Affirmative Defense

    The Complaint fails to state a claim upon which relief can be granted.

                          Second Affirmative Defense

        Plaintiff's claims are barred because plaintiff and its board of directors have breached their fiduciary duties to Chateau's shareholders, including MHC.

                          Third Affirmative Defense

        Plaintiff's claims are barred by the equitable doctrine of unclean hands.

                          Fourth Affirmative Defense

        Plaintiff's claims are barred by the equitable doctrine of estoppel.

                           Fifth Affirmative Defense

        Plaintiff's claims are barred, in whole or in part, by the doctrine of comparative fault.

                           Sixth Affirmative Defense

        Plaintiff's claims are barred, in whole or in part, by the doctrine of contributory negligence.

                          Seventh Affirmative Defense

        Plaintiff's claims are barred because plaintiff's alleged damages were not caused by anything done, on not done, by the defendants.

                          Eighth Affirmative Defense

        Plaintiff's claims are barred because plaintiff failed to mitigate its alleged damages.

                           Ninth Affirmative Defense

        Plaintiff's claims are barred by the equitable doctrine of laches.

                           Tenth Affirmative Defense

        Plaintiff's claims are barred by the equitable doctrine of waiver.

                         Eleventh Affirmative Defense

        Plaintiff's claims are barred because of plaintiff's failure to comply with the requirements of the Federal securities laws.

                          Twelfth Affirmative Defense

        Plaintiff's claims are barred because of plaintiff's failure to comply with the requirements of the Maryland Business Corporation Statute.

        Plaintiff's claims may be subject to additional defenses. Defendants reserve the right to add such defenses upon completion of discovery.

                                     * * *

                                 COUNTERCLAIMS

               MHC and MHC OP, as Counterclaim-Plaintiffs, hereby sue Chateau Properties, Inc., ("Chateau"), ROC Communities, Inc., ("ROC"), John A.
Boll, C.G. Kellogg, Jay G. Rudolph, Gebran S. Anton, Jr., James M. Lane, Kenneth E. Myers and Edward R. Allen (the aforesaid individuals comprising Chateau's Board of Directors) for injunctive, declaratory and compensatory relief and say as follows:

                                 INTRODUCTION

        1. The Insiders' attempt to sacrifice the shareholders' best interests in favor of the Insiders' selfish desire to entrench themselves and avoid millions of dollars in personal tax liability is a breach of their fiduciary duties to the shareholders. In a desperate effort to prevent Chateau's shareholders from accepting MRC's alternative Tender Offer, Chateau's Insiders have undertaken an unprecedented effort to rig the corporate voting process by diluting the non-insider shareholders' collective voting power.

        2. The scheme developed by Chateau's Insiders involves a series of complicated maneuvers which will result in irreparable harm, including the following:

               o    misrepresenting that the MHC Tender Offer is "illusory";

               o revising the proposed Chateau-ROC merger to allow the Insiders to spend approximately $35 million of corporate funds to reduce the number of outstanding shares of Chateau and thereby ensure that the Insiders will have the votes necessary to force upon the shareholders the Chateau-ROC merger even if every shareholder would prefer the superior MHC $26.00 per share offer;

               o transferring more than $100 million in tax liabilities from the Insiders to the non-insider shareholders so that the Insiders can convert their non-voting partnership units into voting shares of Chateau without having to pay millions of dollars in tax themselves.

               o restructuring the Chateau-ROC merger to avoid the Maryland law requirement that two-thirds of outstanding shares approve the merger.

               This elaborate scheme, intended to accomplish a simple goal, -- the disenfranchisement of Chateau's non-insider shareholders for the personal benefit of Chateau's Insiders -- should not be countenanced by this Court.

        3. These counterclaims arise out of the refusal of Chateau's Board of Directors to allow its shareholders the opportunity to participate in a voluntary Tender Offer by MHC. Their refusal is intended to protect the conflicting interests of Chateau Insiders, including the Chairman of its Board of Directors and its President and Chief Executive Officer. Rather than permit Chateau's shareholders the opportunity to chose the transaction they favor, Chateau's Insiders have continued to pursue, with the aid of ROC, an inferior plan to cause Chateau to merge with ROC and thereby block the Tender Offer. While the ROC deal is worse for Chateau's non-insider shareholders, it is better for Chateau's Insiders: these Insiders seek to egregiously shift tax liabilities from themselves to the shareholders of the new entity under the proposed Chateau-ROC merger, while at the same time entrenching themselves. By their continuing efforts to block the Tender Offer in favor of a ROC deal that is preferable only to Chateau's Insiders, the members of Chateau's Board of Directors (aided by ROC) have violated and continue to violate the most fundamental fiduciary duties owed to Chateau's shareholders.

        4. In their efforts to minimize the current tax liability of Chateau's Insiders and to maintain their positions, Chateau's directors (aided by ROC) have grossly breached their fiduciary duties to Chateau's shareholders. They have restructured the previously-announced ROC merger plan to effectively deprive non-insider shareholders of the ability to vote down the ROC merger. Furthermore, they have done so by implementing a series of complex maneuvers amounting to a scheme that calls for the expenditure of corporate funds by Chateau to significantly diminish, and thereby effectively void, the voting power of non-Insiders (while delivering definitive, controlling voting power to the Insiders); this same scheme averts Federal income tax liabilities arising from in excess of $100 million in taxable gains which otherwise would be the personal responsibility of Insiders and transfers the tax burden to the shareholders of the proposed Chateau-ROC entity.

        5. Forced to react to the public market's favorable response to MHC's Tender Offer, Chateau has also made numerous false and misleading public statements and omitted material information in connection with the Tender Offer in violation of Sections 14(d) and 14(e) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules promulgated thereunder. These statements and omissions were calculated to induce Chateau's shareholders not to tender their shares pursuant to the Tender Offer. They include false statements that certain provisions of Chateau's Articles of Amendment and Restatement (the "Charter") prevent MHC or MHC OP from acquiring more than a 7% interest in Chateau without the Board's approval and a false statement that Chateau cannot negotiate in a "friendly" combination with MHC or any other company under the terms of its merger agreement with ROC.

        6. MHC, MHC OP and all of Chateau's shareholders face imminent and irreparable harm as a result of the continuing misconduct of Chateau, members of its Board of Directors and ROC. If such misconduct is allowed to continue, the voting rights of Chateau shareholders will be rendered meaningless. Approximately $35 million of Chateau's corporate assets will be spent to accomplish the purposes of the Insiders and the shareholders of any resulting Chateau-ROC combination will inherit huge potential tax liability. Accordingly, MHC and MHC OP request, among other relief, that this Court preliminarily and permanently enjoin Chateau, the members of its Board of Directors and ROC from consummating the ROC/Chateau merger, from spending Chateau's corporate funds and taking other action in violation of Chateau's shareholders' rights and from making any further false and misleading statements in connection with the Tender Offer. MHC and MHC OP also seek a preliminary and permanent injunction against Chateau and its Board of Directors from treating the transfer of more than 7% of Chateau's outstanding common shares to MHC or MHC OP as invalid (i.e., resulting in "Excess Stock") under Chateau's Charter. Prompt relief is necessary if Chateau and its Board of Directors are to be prevented from irreversibly sacrificing

Chateau's shareholders' interests for the benefit of Chateau's Insiders and directors.

                                    PARTIES

        7. MHC is a corporation organized under the laws of Maryland having its principal place of business in Chicago, Illinois. MHC is publicly held, and its stock trades on the New York Stock Exchange ("NYSE").

        8. MHC OP is a limited partnership organized under the laws of Illinois having its principal place of business in Chicago, Illinois. The sole general partner of MHC OP is MHC. MHC owns approximately a 90% interest in MHC OP. MHC OP has been a shareholder of Chateau continuously since August 8, 1996.

        9. Chateau is a corporation organized under the laws of Maryland having its principal place of business in Clinton Township, Michigan. Chateau is publicly held, and its stock trades on the NYSE.

        10. ROC is a corporation organized under the laws of Maryland having its principal place of business in Englewood, Colorado. ROC is publicly held, and its stock trades on the NYSE.

        11. John A. Boll is the Chairman of the Board of Directors of
Chateau.

        12. C.G. Kellogg is the President, Chief Executive Officer, and a member of the Board of Directors of Chateau.

        13. Jay G. Rudolph, Gebran S. Anton, Jr., James M. Lane, Kenneth E. Meyers and Edward R. Allen are members of the Board of Directors of Chateau. They and Messrs. Boll and Kellogg will be referred to collectively hereinafter as the "Individual Defendants." The Chateau Insiders (the "Insiders") are John A. Boll, C. G. Kellogg and Edward R. Allen.

                            JURISDICTION AND VENUE

        14. This court has jurisdiction over these counterclaims pursuant to
Section 27 of the Exchange Act (15 U.S.C. Section 78aa), 28 U.S.C. Section 1331, 28 U.S.C. Section 1367, 28 U.S.C. Section 2201 and 28 U.S.C. Section 2202.

        15. Venue is proper in this judicial district pursuant to Section 27 of the Exchange Act (15 U.S.C. Section 78aa), 28 U.S.C. Sections 1391(b) and
(c), and principles of ancillary and pendent venue.

                                  BACKGROUND

        16. MHC, through MHC OP, owns and operates manufactured home communities (formerly known as mobile home parks) in nineteen states.

        17. Upon information and belief, Chateau, through CP Limited Partnership ("CP OP"), a limited partnership organized under the laws of Maryland having its principal place of business in Clinton Township, Michigan, owns and operates manufactured home communities in five states.
Chateau is the sole general partner of CP OP.

        18. ROC is also in the business of owning and operating manufactured home communities.

        19. MHC, Chateau and ROC are real estate investment trusts, or "REITs," as defined in section 856 of the Internal Revenue Code of 1986, as amended ("Code"). Entities that qualify as REITs under the Code are entitled to certain favorable federal income tax treatment

(i.e., no corporate level tax to the extent income is distributed to shareholders).

              THE ORIGINAL MERGER PROPOSALS AND THE TENDER OFFER

        20. On July 18, 1996, Chateau and ROC announced an agreement to combine the two companies into a new combined entity through an exchange of stock. As initially proposed, the Chateau-ROC merger required the approval of the holder of two-thirds of Chateau's shares.

        21. On August 16, 1996, MHC made an offer to Mr. Boll, as Chairman of Chateau's Board of Directors, to merge with Chateau for $26.00 cash per share or 1.15 shares of MHC common stock per share or a combination of cash and MHC common stock at such ratio. MHC's cash offer of $26.00 for each common share of Chateau represented a substantial premium over the value of between $23.00 and $24.00 per share the market was assigning to the proposed Chateau-ROC combination and a 17% premium over Chateau's closing price of $22.25 on July 17, 1996 (the day before the proposed merger with ROC was announced).

        22. On August 19, 1996, Chateau issued a press release disclosing that it had received an unsolicited offer from MHC. The press release stated that Chateau's "Articles of Incorporation prohibit a person from beneficially owning in excess of 7% of its outstanding shares of common stock without Board approval."

        22. On August 21, 1996, Sun Communities, Inc. ("SUN"), another Maryland corporation that owns and operates manufactured home communities, announced that it had offered in a letter to Chateau's Board of Directors dated August 20, 1996, to acquire Chateau through a stock-for-stock merger. Under Sun's proposal, Chateau's shareholders would receive 0.892 shares of Sun's common stock for each share of Chateau's common stock.

        24. In a letter from Mr. Zell to Mr. Boll dated August 23, 1996, Mr. Zell reiterated MHC's offer to merge with Chateau and emphasized that is was a superior offer.

        25. On August 23, 1996, Chateau announced that its Board of Directors, at its August 22, 1996 meeting, had begun to consider the proposals of Sun and MHC and "will continue that review." Until September 17, 1996, when it initiated this lawsuit, Chateau never directly responded to MHC's proposal.

        26. On September 4, 1996, MHC OP announced the Tender Offer. The Tender Offer expires on October 1, 1996, unless extended. As explained in a letter dated September 4, 1996 from Mr. Zell to Mr. Boll, due to Chateau's non-responsiveness to the MHC offer, "MHC has determined that its offer, which is financially and strategically superior to both the pending transaction with [ROC] and the proposal made by [Sun], should be presented directly to Chateau's shareholders."

        27. The Tender Offer is subject to several conditions, including (1) that there be validly tendered pursuant to the Tender Offer and not withdrawn that number of Chateau's common shares which, together with shares owned by MHC OP and its affiliates, constitutes at least two-thirds of Chateau's outstanding common stock; (2) that MHC OP be satisfied that after consummation of the Tender Offer none of the

Chateau shares acquired by MHC OP will be deemed "Excess Stock" (which, if applied by Chateau's Board, would deprive MHC OP of all voting and dividend rights with respect to such shares and possibly result in a severe economic loss to MHC OP or a subsequent sale of such shares) and (3) that consummation of a merger or similar business combination be exempted from Maryland Business Corporation Law by board resolution, or that MHC OP be satisfied that the provisions of the Maryland Business Corporation Law are otherwise inapplicable to the acquisition of shares pursuant to the Tender Offer. Such conditions are typical of conditions routinely used in offering materials and necessitated in a tender offer such as MHC's because of the presence of an entrenched board of directors unwilling to negotiate or cooperate. MHC OP's Schedule 14D-1, setting out the complete terms of the Tender Offer, was filed with the SEC on September 4, 1996; a copy is attached along with MHC OP's Schedule 14D-1/A-1 as Exhibit A.

           THE MARKET'S REACTION TO MHC'S OFFER AND THE TENDER OFFER

        28. On August 16, 1996, the trading day before MHC announced its offer to combine with Chateau at $26.00 per share, Chateau's stock closed at $23 1/4. On August 19, 1996, the day of the announcement, Chateau's stock rose $2 5/8 and closed at $25 7/8. From August 19 until September 17, 1996 (the day that Chateau announced the Revised Chateau-ROC Agreement and filed this lawsuit) Chateau's stock traded between $25 1/2 and $26 7/8.

        29. Analysts and investors who follow the REIT industry and have reviewed the competing offers for Chateau have stated that the $26.00 per share in cash offered by MHC and MHC OP is the better deal for Chateau's shareholders than the Chateau-ROC proposed transaction. According to September 5, 1996 articles in The New York Times and the Chicago Tribune, for example, most analysts and investors believe that the $26.00 per share cash offer by MHC and MHC OP is better for Chateau's shareholders than either the proposed Chateau-ROC merger or the Sun offer. On September 11, 1996, the New York Times reported that "analysts and investors say the $26.00 in cash offered by [MHC] is clearly the best deal so far for shareholders."

                 THE CHATEAU INSIDERS' CONFLICT OF INTERESTS

        30. Chateau is structured as an umbrella partnership REIT, or "UPREIT." The UPREIT structure allows real estate owners to gain access to the capital markets by contributing their properties to the REIT entity in exchange for equity interests in the entity without triggering any tax liabilities (i.e., with respect to the value of such properties in excess of the tax basis of the contributing real estate owners) on the contributions. In order to accomplish this access to capital and tax deferral under the Code, property owners (including the Chateau Insiders) contributed their properties not for cash or common stock but for non-voting limited partnership units in Chateau's operating partnership, CP OP, of which Chateau is the sole corporate general partner. In return for tax deferral and access to public capital, OP unit holders give up control of their properties to the publicly-traded REIT and its shareholders. These "CP OP units" do not give their holders voting rights in Chateau, but the CP OP units are convertible into shares of Chateau common stock on a one-for-one basis. Conversion of CP OP units to Chateau common shares, however, ordinarily causes the converting CP OP unit holder to trigger the tax liabilities that holding the CP OP units had allowed the holder to defer. Thus, the conversion of CP OP units would normally result in a significant tax liability for the converting CP OP unit holder resulting from the built-in gain in the contributed asset, an amount in excess of $100 million. Such conversions would allow the REIT to have a higher basis in the partnership and its assets and to achieve additional depreciation deductions.

        31. There are approximately six million shares of Chateau common stock outstanding. There are approximately 8.8 million CP OP units outstanding of which approximately 5 million are immediately exchangeable.

        32. Upon information and belief, Mr. Boll owns approximately 3.4 million of the outstanding CP OP units; Mr. Kellogg owns over 50,000 of the outstanding CP OP units; and Mr. Allen owns over 750,000 of the outstanding CP OP units. Upon information and belief, Messrs. Boll, Kellogg and Allen each have a low tax basis in their CP OP units (in comparison with such units' market value).

        33. Upon information and belief, if Messrs. Boll, Kellogg or Allen were to convert their CP OP units into shares of Chateau common stock in order to tender pursuant to the Tender Offer or in response to MHC's offer to combine with Chateau at $26.00 per share in cash, they would realize large taxable gains that they would otherwise have been able to defer for many years. The realization of these gains would result in substantial tax liabilities to such individuals personally.

        34. The Chateau-ROC merger as currently proposed, however, although economically inferior (for Chateau's shareholders) to the $26.00 per share offered by MHC and MHC OP, would not result in tax liabilities for the CP OP unit holders and thus would be economically superior for Messrs. Boll, Kellogg and Allen. As a result and to the detriment of Chateau shareholders, Messrs. Boll, Kellogg and Allen each have a material, personal financial interest in favoring the merger with ROC over a transaction with MHC.

        35. Upon information and belief, by virtue of their positions and holdings in Chateau and CP OP, Messrs. Boll, Kellogg and Allen dominate and effectively control Chateau and its Board of Directors.

      CHATEAU'S RESPONSE TO THE TENDER OFFER -- CHANGES TO THE ROC DEAL

        36. On September 4, 1996, Chateau issued a pres release in which it "announced its awareness that [MHC OP had] commenced a tender offer for $26.00 a share of [Chateau's] common stock." The press release went on to allege "that [Chateau's] Articles of Incorporation prohibit a person from beneficially owning in excess of 7% of its outstanding shares of common stock without Board approval." Also on September 4, 1996, The Wall Street Journal quoted Mr. Kellogg, Chateau's Chief Executive Officer, as having stated in an interview on

Friday, August 30, 1996 that "[o]ur board has never waived [the 7% ownership limit], and I don't believe they are about to waive it now." The Wall Street Journal also quoted Mr. Kellogg as saying, "'[w]e have signed a definitive merger agreement' with ROC . . . . 'It requires that we don't negotiate with any other company.'"

        37. Faced with a negative market response to their proposed merger with ROC, Chateau's Insiders and Board embarked on an unprecedented scheme to maintain their positions by eliminating shareholders' voting power and shifting their personal tax responsibilities to the shareholders.

        38. On September 18, 1996, Chateau issued a press release announcing that Chateau and ROC had agreed to revised terms for their merger (the "Revised Agreement"). The text of the press release is reproduced in Chateau's
Schedule 14D-9.

        39. The Revised Agreement represents part of a plan to prevent the existing shareholders of Chateau from participating in the decision as to whether the Chateau-ROC merger should be consummated or whether they wish to accept MHC's financially superior offer. Among other things, by creating a structure in which Chateau avoids a merger (unlike the original proposal in which Chateau merged into a newly formed entity), the number of outstanding Chateau shares required to be voted in favor of the transaction is lowered from the two-thirds of all such outstanding shares presently required of Chateau under Maryland law to a simple majority of shares actually voted.

        40. Furthermore, in connection with the Revised Agreement and as part of the overall scheme formulated by Chateau, ROC and the Insiders to block a meaningful shareholder vote on the proposed Chateau-ROC merger, Messrs. Boll, Kellogg and Allen, and other CP OP unit holders, may exchange their CP OP units for shares of Chateau common stock on a tax-advantaged basis and thereby effectively diminish shareholder voting power. At the same time, Chateau and ROC intend to use corporate funds to acquire 1.8 million outstanding shares of Chateau's common stock from existing shareholders prior to the shareholder vote. Chateau also intends to permit the converting CP OP unit holders to purchase additional shares of Chateau common stock in addition to the shares they will receive upon conversion. As a result of this scheme, Messrs. Boll, Kellogg and Allen, together with another CP OP unit holder, will be able to collectively acquire, with company funds and without incurring tax liability, majority voting power in Chateau, and thus insuring approval of the Chateau-ROC merger over the objection of non-insider shareholders. Chateau announced that Messrs. Boll, Kellogg and Allen intend to exchange their OP units in connection with this scheme, that "[converting CP OP unit holders] are expected to have sufficient voting power to assure shareholder approval of the ROC Merger" and that "[i]t is also expected that OP Unit holders will vote in favor of the ROC Merger."

        41. However, the plan to give Messrs. Boll, Kellogg and Allen voting control over Chateau free of tax liability comes at the expense of Chateau's non-insider shareholders:

        (a) In order for the contemplated exchange of the Insiders' CP OP units for votable shares to be tax free under the Code, the converting CP OP unit holders must end up owning, together with existing ROC shareholders, over 80% of Chateau's outstanding common stock after consummation of the merger. As a part of its complex scheme, Chateau's Board has adopted a program to spend corporate funds to repurchase up to 1.45 million shares of Chateau common stock in order to reduce the amount of outstanding stock and sell shares to insiders. The results of these Board Actions ensures that the 80% requirement for tax-free treatment of the Insiders' conversions will be satisfied. To the same end, ROC, with the agreement of Chateau, intends to purchase 350,000 shares of outstanding Chateau common stock. These repurchases have the dual purpose of allowing the 80% test to be satisfied and to place more than 50% of Chateau's voting power in the converting CP OP unit holders' hands after they exchange their CP OP units for common stock.

        (b) The plan for the tax-free conversion of CP OP units into Chateau common shares will also cause more than $100 million in deferred tax gains to be transferred from the converting CP OP unit holders to the shareholders of the merged entity, thereby shifting at least $27 million in deferred tax gains to the present non-insider shareholders of Chateau and shifting an even larger amount to the present shareholders of ROC. The plan to allow tax-free conversion of CP OP units will impair the value of the merged entity, and thus harm both Chateau's and ROC's shareholders, by not stepping up the company's tax basis in its underlying properties, resulting in greater potential tax liabilities. Significantly, if Chateau today sold any property contributed to the company by Mr. Boll or any of the other CP OP unit holders, the deferred tax liability relating to the sale of that property would be borne personally by Mr. Boll or such other CP OP unit holder alone. If the Insiders' scheme under the Revised Agreement were to prevail, that same tax liability would be borne by shareholders of the proposed merged entity instead of the contributing OP Unit holders.

        (c) In addition, as a result of the planned conversion of CP OP units by the Insiders, a higher proportion of the annual cash dividends that Chateau's shareholders will receive in the future will be taxable income/capital gains rather than a non-taxable return of capital, as compared to the original Chateau-Roc deal or a taxable conversion. The proposed Chateau-ROC merger, as amended, clearly adversely affects Chateau's shareholders while generously benefiting Messrs. Boll, Kellogg, Allen and the other Insiders.

        42. Chateau also disclosed in its press release than on September 12, 1996, Chateau's Board of Directors amended Chateau's

1993 Long-Term Incentive Stock Plan so that, among other things, upon a change in control of Chateau (except if preceded by a timely merger with ROC) all outstanding stock options awarded under such Plan not previously exercisable and vested will become fully exercisable and vested. According to Chateau's Notice of Annual Meeting and Proxy Statement dated April 10, 1996, Mr. Kellogg holds 126,000 stock options. Chateau also disclosed that on September 16, 1996, Chateau entered into "severance agreements" with five of its senior executive officers (the "Golden Parachutes"), including Mr. Kellogg. Under the Golden Parachutes, if, within two years of a "'change in control' (which would include the consummation of the MHC offer)," the officer is terminated without "cause" or "terminates his or her employment for 'good reason,'" the officer is entitled to a lump sum payment from Chateau of either two or three times his or her annual salary as well as a one or two-year extension of health benefits.

            MARKET REACTION TO THE REVISED CHATEAU-ROC MERGER PLAN

     43. The stock market's reaction to Chateau's September 17-18 announcements was swift, unequivocal and negative: on September 18, 1996, Chateau's stock closed at $24-7/8, down $1-3/4, representing a loss of $26 million in the company's equity capitalization, and closing at its lowest price since MHC announced its offer to combine with Chateau.

     44. On September 19, 1996, The Wall Street Journal reported that the revised deal with ROC was worth between $23.53 and $24.21 per share of Chateau. The New York Times reported on the same date that analysts valued the revised ROC deal "at somewhere between $24.00 and $24.50 a share." The New York Times also reported that "investors in Chateau and analysts reacted angrily to the restructured merger agreement." A representative of a major shareholder of Chateau told the New York Times, in regards to Chateau's board, that "[t]heir main objective with this merger seems to be to structure a transaction that is tax-advantaged to the OP unit holders with little regard given to the wishes of the common shareholders." The New York Times reported that "shareholders were particularly exercised by a provision of the merger agreement that would saddle the shareholders of the combined company with $27 million or more in deferred gains, which serve to reduce the tax burden that John Boll, the chairman and chief executive of Chateau, Edward Allen, a Chateau director, and others would incur in swapping units for stock." The New York Times also noted that analysts "questioned" Chateau's plan to repurchase its own shares and that "shareholders regarded the repurchase as a way to ensure that they could not block the merger." The New York Times observed that as a result of the repurchase plan "Chateau would be virtually certain to achieve the simple majority it needs for approval [of the merger]."

        45. On September 19, 1996, Everen Securities, Inc., an independent REIT industry analyst, reacted to the announcement of the revised Chateau-ROC merger agreement as follows:

            The revised merger agreement is a disappointment from an economic standpoint and a disaster from a fairness standpoint. . . . When we first heard of the Chateau-ROC merger we were supportive. . . .
            While there are plenty of synergies to the ROC/Chateau combination, we actually believed MHC and Chateau were a better fit and perhaps offered more accretion. However, synergies and accretion are really no longer the point here, the point is now management credibility.

            Conflicts of Interests: Instead of demonstrating to shareholders the merit of their proposed merger Chateau management has done nothing but highlight their own conflicts of interest -- protecting their tax position, jobs and egos. Chateau has shifted tax liability effectively to the common shareholder, reduced shareholders voting power to assure approval, initiated a share buyback which has absolutely no economic merit relative to the acquisition of property.....

                                    * * *

            We recommend investors consider the following: most REITs trade above net asset value, in the case of manufactured home REITs the premium is as much as 20%. The only reason REITs trade above NAV is for the value of the "ongoing concern", or the inability of management to create value on a sustainable basis. One way in which REITs create sustainable value is through acquisitions and development. New investments require capital. REITs do not have significant retained earnings, and hence make frequent trips to the equity market. In our opinion, neither Chateau nor Chateau-ROC can be thought of as shareholder friendly. How do these companies ever expect to raise additional capital. With no capital there is less growth, with less growth there is a reduced multiple, with a reduced [multiple] follows a falling stock price. This is the future Chateau and ROC have chosen.

        46. On the previous day, Louis Taylor, Prudential Securities, another independent REIT industry analyst, had commented:

            [T]he extraordinary tactics to avoid the MHC offer, including the transfer of $27 million of unrecognized gains and the future tax liability to the new entity, imply management is concerned about its own interests, not public shareholders.

                                      * * *

            We believe the combined value of [Chateau] and [ROC] has been permanently impaired by [Chateau's Board's] tactics. We believe the shares of the combined entity, if the merger goes through, will trade at a significant discount to the real estate industry averages. We believe the combined entity will have little or no access to public market capital or it will be at a very high cost.

        47. On September 20, 1996, several of Chateau's largest shareholders, each a significant institutional investor, sold all of their common stock in Chateau in response to the announcement by Chateau's Board of the Revised Agreement, according to news reports. A managing director at one of the institutional investors, ABKB/LaSalle Securities (the third largest sophisticated REIT investor with over $1 billion invested), was quoted in a report by Bloomberg L.P. as follows:

            It's clear that Chateau's board is looking out for (Chairman John) Boll and other insiders rather than shareholders.

The Bloomberg L.P. report continued:

            The sales are especially troubling in that these companies are some of the biggest and most influential REIT investors. Since they have sold their stakes, the pool of future investors in a newer, larger Chateau could narrow substantially.

                           CHATEAU'S SCHEDULE 14D-9

        48. On September 18, 1996, Chateau filed its response to the Tender Offer with the SEC in a Schedule 14D-9 which it amended in a Schedule 14D-9/A filed the next day (collectively the "Schedule 14D-9"). The untimely filing of the Schedule 14D-9 violated SEC rule 14e-2, which requires a subject company of a public tender offer to respond with such a filing no later than 10 business days from the date on which the tender offer is first published (which, in the case of the Tender Offer, required response on September 17, 1996).

        49. In the Schedule 14D-9, Chateau announced that its Board of Directors recommended to Chateau's shareholders that they not tender their shares pursuant to the Tender Offer.

        50. The Schedule 14D-9 cites a number of factors influencing the misplaced focus on the Board's decision, including the terms of the Revised Agreement that were announced in a press release issued the same day and the fact that under the Revised Agreement "OP Unitholders will have the opportunity. . . to assign and transfer their OP Units to the Company in exchange for Shares on a substantially tax-free basis as opposed to a taxable basis pursuant to the structure of the MHC Offer and the Proposed MHC Merger."

        A copy of the full Schedule 14D-9/A is attached as Exhibit B.

                 MISLEADING STATEMENTS IN THE SCHEDULE 14D-9

        51. The Schedule 14D-9 states that in deciding to reject the MHC OP Tender Offer:

            [t]he Board of Directors took into account the conditional nature of the MHC Offer, in that the MHC Offer is conditioned on a condition the Board does not believe can be satisfied: MHC OP being satisfied, in its sole judgment, that after consummation of the MHC Offer none of the Shares purchased by MHC OP will be deemed Excess Stock (as defined in Article VI of the Company's Articles of Amendment and Restatement (the "Articles")). In this regard, the Company has commenced litigation seeking a declaratory judgment as to the applicability to the MHC Offer of the provisions of the Articles relating to Excess Stock.

                                    * * *

            In light of all the above factors, the Board determined that its fiduciary duties require that it not take steps to facilitate the MHC Offer and the Proposed MHC Merger and not waive the provisions of . . . the Ownership Limit . . . or the Excess Stock provisions of the Articles with respect to the MHC Offer or the Proposed MHC Merger.

        52. The statements contained in the Schedule 14D-9, alone and in combination with earlier statements by Chateau and its representatives, are misleading in that they falsely suggest that the 7% ownership restriction provisions found in Article VI of the Charter would apply to MHC's or MHC OP's ownership of Chateau shares. These statements were calculated to induce Chateau shareholders not to tender their shares pursuant to the Tender Offer.

        53. After filing the Schedule 14D-9, Chateau representatives including Messrs. Boll and Kellogg participated in a telephonic conference with analysts and further engaged in false and misleading statements and representations regarding the proposed Chateau-ROC deal.


         REIT STATUS, ARTICLE VI OF THE CHARTER AND THE TENDER OFFER

        54. Among other conditions, in order for a corporation to qualify as a REIT, it cannot be "closely held" (Code Section 856(a)(6)).

        55. In order for a REIT not to be "closely held" under the Code, not more than 50% of the value of the REIT's issued and outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year (except for the first year of the entity's qualification as a REIT). With respect to this test for "closely held" status, the Code contains certain rules for determining ownership of REIT stock. REIT stock owned by a corporation, partnership, estate or trust is treated as being owned proportionately by its stockholders, partners or beneficiaries (Code Section 856(h)(1), incorporating by reference, with modifications, rules of Code Sections 542(a)(2) and 544 (a)). Thus, even if a publicly held parent corporation owns 100% of a REIT's stock, so long as there are not five or fewer shareholders who collectively own more than 50% of the parent's stock, the "closely held" condition is not violated. This rule is commonly referred to as a "look-through" rule because the owners of the stock are deemed to be the underlying owners of the partnership or corporate interests after looking through the partnership or corporate forms.

        56. Corporations intended to qualify as REITs often include in their corporate charters ownership restrictions designed to help ensure that the REIT ownership restrictions contained in the Code will be met.

        57. On numerous occasions prior to MHC's Tender Offer, Chateau indicated that its 7% ownership restriction was included in its Charter for REIT purposes. According to Chateau's Notice of Annual Meeting and Proxy Statement dated April 13, 1995 (the "1995 Proxy Statement"), Chateau's Charter contains a 7% ownership restriction "[i]n order to preserve REIT status." Similarly, the Form S-3 Registration Statement that Chateau filed with the SEC on May 3, 1996 states that Chateau's Charter contains the 7% ownership restriction "[b]ecause the Board of Directors believes it is essential for the

Company to continue to qualify as a REIT." Chateau has made identical statements in several documents it has filed with the SEC, including its initial offering prospectus dated November 16, 1993. In addition, the reverse side of Chateau's stock certificates reads, "[t]he securities represented by this certificate are subject to restrictions on transfer for the purpose of the Corporation's maintenance of its status as a real estate investment trust under the Internal Revenue Code of 1986, as amended," followed by a description of the 7% provision. Further, a private letter ruling issued by the Internal Revenue Service which, upon information and belief was obtained by Chateau, describes the ownership limitation from the perspective of the definitions of beneficial ownership set forth in the Internal Revenue Code ("Code").

        58. (a) Article VI, Section 2 of Chateau's Charter provides that, with certain limited exceptions, "no Person . . . shall Beneficially Own shares of Common Stock . . . in excess of the applicable Ownership Limit"; Article VI, Section 1 defines the "Ownership Limit" as, "in the case of Common
Stock, seven (7.0%) percent in number of shares or value, of the outstanding Common Stock. . . ."

            (b) Article VI, Section 1 of the Charter defines "Beneficial Ownership" as "ownership of Common Stock or Preferred Stock by a Person who would be treated as an owner of such Equity Stock under Section 542(a)(2) of the Code, either directly or constructively through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code." Sections 542(a)(2) and 544 of the Code codify the "look-through" rule whereby ownership of equity interests held by a partnership or corporation is attributed proportionately to the partners of the partnership or the shareholders of the corporation, as the case may be. Therefore, Article VI, Section 2 of Chateau's Charter allows a widely-held partnership, corporation or other entity (such as MHC or MHC OP) from holding more than 7% of Chateau's stock so long as, after application of the "look-through" rule, no partner of such partnership or shareholder of such corporation or equity holder of such other entity would be deemed individually to own more than 7% of Chateau's stock.

        A copy of Chateau's Charter is attached as Exhibit C.

        59. According to Chateau's 1995 Proxy Statement, at least one entity shareholder of Chateau, Capital Growth Management Limited Partnership ("Capital Growth"), has owned more than 7% of Chateau's outstanding common stock. Upon information and belief, Capital Growth is a "look through" entity like MHC and no IRS ruling was ever solicited or received pursuant to Article VI, Section 12 of Chateau's Charter with respect to Capital Growth's ownership of more than 7% of Chateau's outstanding common stock. Because the provisions of Article VI did not apply, Chateau's Board never deemed any portion of this or any other entity shareholder's holdings to be "Excess Stock" under Article VI of its Charter, thus acknowledging that Article VI's Ownership Limit and definition of Beneficial Ownership are "look-through" provisions.

        60. After the Tender Offer is completed, MHC OP will own a substantial number of shares of Chateau's common stock.

        61. Under the Code's rules for determining the "closely held" status of REITs under Code Section 856(a)(6), the owners of the Chateau common shares acquired by MHC OP will be deemed to be, proportionately, MHC OP's limited partners and MHC, its general partner; and the owners of MHC's proportionate interest will be further deemed to be MHC's shareholders. As a result of such deemed ownership, Chateau would not be "closely held" under section 856 of the Code by virtue of MHC OP's ownership of its stock and will continue to qualify as a REIT if all the other relevant conditions under the Code continue to be met.

        62. Nevertheless, Chateau, in its Schedule 14D-9 and its public statements, has misleadingly stated that MHC OP's acquisition of Chateau stock in excess of the 7% ownership limitation would result in "Excess Stock" under its Charter and thereby strip MHC OP (and MHC, as its general partner) of virtually every right ordinarily provided to a shareholder, including the voting and dividend rights that would normally attach to such shares. The stock market, as well as journalists and analysts who comment on the REIT industry, have understood Chateau's statements in this way.

        63. Chateau's stated position that the acquisition of more than 7% of its common shares by MHC OP would result in "Excess Stock" (and thus the effective confiscation of such shares from MHC OP) is plainly incorrect under the terms of Article VI of Chateau's Charter. Any interpretation beyond the purpose of preserving REIT status may result in Chateau shares being nontransferable in violation of the Internal Revenue Code.

        64. "Beneficial Ownership" is defined in Article VI of the Charter as "ownership of Common Stock or Preferred Stock by a Person who would be treated as an owner of such Equity Stock under Section 542(a)(2) of the Code, either directly or constructively through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code." MHC OP (or MHC) would not be "treated as an owner of such Equity Stock under Section 542(a)(2)" either "directly" under Code Section 542(a)(2) -- the plain language of which applies (with certain inapplicable exceptions) only to "individuals" -- or "constructively" under Code Section 544 -- the plain language of which indicates that stock owned by a partnership is deemed to be owned proportionately by its partners and that stock owned by a corporation is deemed to be owned proportionately by its shareholders. As a result, under the plain language of the Charter, the ownership limits of Article VI would not apply to MHC OP's acquisition of more than 7% of Chateau's outstanding common stock.

                                   COUNT I

                    (Section 14(e) violation by Chateau --
                  false statements about Chateau's Charter)

        65. MHC and MHC OP repeat and reallege each of the preceding paragraphs as if fully set forth here.

        66. Section 14(e) of the Exchange Act provides in relevant part;

        It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation.

        67. Chateau's repeated references to its Charter's ownership restriction provisions in its Schedule 14D-9 and in public statements commenting on MHC's offer to combine with Chateau and on the Tender Offer constitute -- and have been understood by the market as -- assertions that the ownership restriction provisions would apply to MHC OP's acquisition of Chateau shares pursuant to the Tender Offer and will prevent the consummation of the Tender Offer by allowing Chateau's Board to treat any Chateau shares MHC OP acquires in excess of 7% of Chateau's outstanding common stock. These assertions are false because the Charter provisions, by their plain language, incorporate the "look-through" ownership rules of the Code, application of which to MHC OP's ownership of all or substantially all of Chateau's stock would result in no person being deemed to own more than 7% of Chateau's stock. These false assertions are designed to discourage Chateau's shareholders from tendering their shares pursuant to the Tender Offer and to discourage MHC from seeking to ensure that Chateau's shareholders receive full value for their shares.

        68. As a result of these assertions, the Schedule 14D-9 contains untrue statements of material fact and omits to state material facts necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading. The Schedule 14D-9, therefore, violates Section 14(e) of the Exchange Act.

        69. The false assertions and omissions in the Schedule 14D-9 are material in that a reasonable Chateau shareholder would consider important in deciding whether to tender such shareholder's shares pursuant to the Tender Offer the purported fact that MHC OP's acquisition of more than 7% of Chateau's stock would result in the ownership of MHC OP of "Excess Stock" under Chateau's Charter, thus seeking to mislead a reasonable Chateau shareholder that one of the conditions for the consummation of the Tender Offer could not be satisfied.

        70. These false assertions and omissions were knowingly or recklessly made. Chateau's Charter plainly incorporates the "look-through" rules of the Code. Chateau has recognized as much in the past when it did not deem shares owned by other "look-through" entities in excess of the 7% ownership limitation as "Excess Stock" under its Charter.

        71. MHC's Tender Offer expires on October 1, 1996. MHC, MHC OP and Chateau's shareholders stand to suffer imminent and irreparable harm unless Chateau's Board of Directors is enjoined from continuing to make false statements about the applicability of the Charter's ownership restrictions to the Tender Offer and are ordered to correct publicly the false statements and omissions that they have made already.

        72. MHC and MHC OP have no adequate remedy at law.

                                   COUNT II

        (Section 14(e) violation by Chateau -- false statements and material omissions about the tax consequences of the proposed Chateau/ROC merger)

        73. MHC and MHC OP repeat and reallege each of the preceding paragraphs as if fully set forth here.

        74. Chateau's Schedule 14D-9 fails to fully inform its shareholders of the significantly adverse tax consequences that will result from the proposed Chateau-ROC merger. It does not fully and adequately explain the tax implications inherent in the transfer of in excess of $100 million in unrecognized gains and the future tax liability relating thereto to the new entity and its shareholders.

        75. As a result of these failures to so inform Chateau's shareholders the Schedule 14D-9 contains untrue statements of material fact and omits to state material facts necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading. The
Schedule 14D-9, therefore, violates Section 14(e) of the Exchange Act.

        76. The false assertions and omissions in the Schedule 14D-9 are material in that a reasonable Chateau shareholder would consider such assertions and omissions important in deciding whether to tender such shareholder's shares pursuant to the Tender Offer, or retain or sell such shares if the proposed Chateau-ROC merger if permitted.

        77. These false assertions and omissions were knowingly or recklessly made. After filing its Schedule 14D-9, Chateau reluctantly conceded in a public conference telephone call with securities analysts and sophisticated institutional investors that the proposed merger would result in a transfer of at least $27 million of unrecognized gains and therefore the attendant future tax liabilities from the insider CP OP unit holders to the existing Chateau shareholders. That material fact was omitted in the Schedule 14D-9. In contrast to misleading statements made in such public conference call, the tax detriment to the public shareholders will not be eliminated.

        78. MHC's Tender Offer expires on October 1, 1996, MHC, MHC OP and Chateau's shareholders stand to suffer imminent and irreparable harm unless Chateau and its Board of Directors are enjoined from continuing to make false statements and omit to state material facts about the tax consequences of the proposed Chateau-ROC merger and ordered to correct publicly the false statements and omissions that they have made already.

        79. MHC and MHC OP have no adequate remedy at law.

                                  COUNT III

                    (Section 14(d) violation by Chateau --
                 unauthorized solicitation or recommendation)

        80. MHC and MHC OP repeat and reallege each of the preceding paragraphs as if fully set forth here.

        81. Chateau's public assertions made before it filed its Schedule
14D-9 that the Charter's ownership restrictions will prevent the successful consummation of the Tender Offer constitute solicitations or recommendations to its security holders with respect to the Tender Offer. They were designed to discourage shareholders from tendering their shares pursuant to the Tender Offer.

        82. These solicitations or recommendations violate SEC Rule 14D-9.

        83. Under Rule 14D-9, a subject company of a tender offer may make no solicitation or recommendation with respect to a tender offer before filing a
Schedule 14D-9, other than (pursuant to subsection (e) of the Rule) a communication to its shareholders that (1) identifies the tender offeror, (2) states that the tender offer is under consideration, (3) states that the company will, as of a specified date (i.e., when it files its Schedule 14D-9), advise shareholders whether the company recommends acceptance or rejection of the tender offer or remains neutral toward the offer and the reasons for its position.

        84. Chateau had not filed a Schedule 14D-9 when it and its Board of Directors began making solicitations or recommendations concerning the Charter's ownership restriction provisions and the Tender Offer. These solicitations or recommendations do not fall within the exception described in subsection (e) of Rule 14D-9.

                                   COUNT IV

                    (Section 14(e) violation by Chateau --
         false statement/omission about Chateau-ROC merger agreement)

        85. MHC and MHC OP repeat and reallege each of the preceding paragraphs as if fully set forth here.

        86. The public statement made by Chateau's Chief Executive Officer to The Wall Street Journal that the Chateau-ROC merger agreement "requires that we don't negotiate with any other company" is untrue, and Chateau has omitted any correction of it in all its public statements and filings to date, including its Schedule 14D-9, all in violation of Section 14(e) of the Exchange Act.

        87. Nothing in the Chateau-ROC merger agreement forbids Chateau from "negotiat[ing] with any other company" as stated by Mr. Kellogg. Section
5.6 of the merger agreement only forbids Chateau from "initiat[ing] or solicit[ing]" Competing Transactions (as defined therein) to the proposed Chateau-ROC merger. In fact, Section 7.1 of the merger agreement explicitly permits Chateau's Board of Directors to "participate in discussions or negotiations with . . . any person in connection with a competing transaction proposed by such person" and to "approve or recommend" a "Superior Competing Transaction" to the ROC deal with a third party and in such event to "withdraw . . . its approval or recommendation of this Agreement."

        88. Chateau's false statements and omissions as to the terms of its agreement with ROC with knowingly or recklessly made because they were contrary to the explicit terms of the merger agreement signed only days earlier.

        89. The false statements and omissions were material in that a reasonable Chateau shareholder would consider important in deciding whether to tender such shareholder's shares pursuant to the Tender

Offer the purported fact that Chateau could not, even if it wanted to, effectuate a "friendly" deal with MHC or MHC OP.

        90. MHC, MHC OP and Chateau's shareholders stand to suffer imminent and irreparable harm unless Chateau and its Board of Directors are enjoined from continuing to make false statements about their ability to negotiate with MHC or MHC OP and ordered to correct publicly the false statements that they have already made.

        91. MHC and MHC OP have no adequate remedy at law.

                                   COUNT V

              (Section 14(e) violations by Chateau, ROC and the Individual Defendants -- fraudulent, deceptive and manipulative conduct in connection with the Tender Offer)

        92. MHC and MHC OP repeat and reallege each of the preceding paragraphs as if fully set forth here.

        93. Chateau, ROC and the Individual Defendants have engaged in a course of fraudulent, deceptive and manipulative conduct in connection with the Tender Offer in violation of Section 14(e) of the Exchange Act. This course of conduct was designed to provide a series of false and misleading statements and omissions that are intended to block the consummation of the Tender Offer and impose the lower value Chateau-ROC merger on Chateau's shareholders.

        94. As part of this course of fraudulent, deceptive and manipulative conduct, Chateau, ROC and the Individual Defendants, individually and collectively, have issued and caused to be issued a series of false and misleading statements about the Tender Offer, including false statements about MHC OP's ability to acquire in excess of 7% of Chateau's stock under the Charter and Chateau's ability to negotiate with MHC under the terms of the Chateau-ROC merger agreement.

        95. MHC's Tender Offer is due to expire on October 1, 1996, MHC, MHC OP and Chateau's shareholders stand to suffer imminent and irreparable harm unless Chateau, ROC and the Individual Defendants are enjoined from continuing their course of fraudulent, deceptive and manipulative conduct designed to thwart the Tender Offer.

        96. MHC and MHC OP have no adequate remedy at law.

                                   COUNT VI

      (Breach of fiduciary duties under Section 2-405.1 of the Maryland
          General Corporation Law against the Individual Defendants)

        97. MHC and MHC OP repeat and reallege each of the preceding paragraphs as if fully set forth here.

        98. By virtue of their positions as directors of Chateau, the Individual Defendants owe fiduciary duties to Chateau and its shareholders, as codified in Section 2-405.1 of the Maryland General Corporation Law. (The MGCL is Titles 1 through 3 of the Corporation and Association Articles of the Annotated Code of Maryland). Section 2-405.1(a) requires each director of a Maryland corporation to perform his duties (1) "in good faith," (2) in a manner he reasonably believes to be in the best interests of the corporation" and (3) "with the care that an ordinarily prudent person in a like position would use under similar circumstances."

        99. The Individual Defendants' duty under Section 2-405.1(a)(1) to act "in good faith" requires them, at a minimum, to place the interests of Chateau and its stockholders ahead of their own personal interests and not to cause Chateau to enter into transactions that confer on the Individual Defendants benefits not proportionately conferred on the other stockholders. The Individual Defendants have violated their statutory duty to act in good faith by, among other things:

               (a) refusing to seek transaction offering the highest value for Chateau and its stockholders;

               (b) refusing to negotiate with MHC and recommending that Chateau stockholders not sell their shares in the Tender Offer;

               (c) causing Chateau to enter into a transaction that preserves for the Individual Defendants favorable tax benefits not enjoyed by the overwhelming majority of other Chateau stockholders;

               (d) causing Chateau to restructure the Chateau-ROC merger so as to shift a significant potential tax liability from the Individual Defendants to Chateau, with the further result that a higher proportion of annual cash dividends subsequently received by Chateau stockholders will be taxable, thereby adversely affecting the value of the Chateau stockholders' investment;

               (e) causing Chateau to restructure the Chateau-ROC merger to effectively deprive non-insider stockholders of the ability to vote down the Chateau-ROC merger;

               (f) proposing to cause Chateau and ROC to use corporate funds to repurchase outstanding shares of Chateau in furtherance of their scheme to obtain majority voting power in Chateau at no cost to themselves;

               (g) repeatedly making and causing Chateau to make false and misleading statements and omitting material information in connection with the Tender Offer in order to induce Chateau's stockholders not to tender their shares pursuant to the Tender Offer;

               (h) causing Chateau to amend its 1993 Long-Term Incentive Stock Plan so that, among other things, upon a change in control of Chateau (except through a merger with ROC), all outstanding options awarded under the Plan become fully exercisable and vested, for no apparent purpose other than to entrench and enrich the participants in the Plan;

               (i) causing Chateau to enter into the lucrative Golden Parachute with five senior executive officers, including Mr. Kellogg, for no apparent reason other than to entrench and enrich these executives;

               (j) failing to adopt a resolution opting out of the Maryland Business Combination Law so as to permit the Tender Offer, which will provide more value to the Chateau stockholders than the Chateau-ROC merger, to go forward; and

               (k) failing to take action to exempt MHC, if that were necessary, from the Excess Stock provisions of Chateau's Charter.

        100. The Individual Defendants' duty under Section 2-405.1(a)(2) is to act with a reasonable belief that their actions are in the best interests of the persons with the residual equity interest in Chateau

- -- its stockholders. The Individual Defendants have violated their statutory duty to act in the best interests of the Chateau stockholders by, among other things:

               (a) refusing to seek a transaction offering the highest value for Chateau and its stockholders;

               (b) refusing to negotiate with MHC and recommending that Chateau stockholders not sell their shares in the Tender Offer;

               (c) causing Chateau to enter into a transaction that preserves for the Individual Defendants favorable tax benefits not enjoyed by the overwhelming majority of other Chateau stockholders;

               (d) causing Chateau to restructure the Chateau-ROC merger so as to shift a significant potential tax liability from the Individual Defendants to Chateau, with the further result that a higher portion of annual cash dividends subsequently received by Chateau stockholders will be taxable, thereby adversely affecting the value of the Chateau stockholders' investment;

               (e) causing Chateau to restructure the Chateau-ROC merger to effectively deprive non-insider stockholders of the ability to vote down the Chateau-ROC merger;

               (f) proposing to cause Chateau and ROC to use corporate funds to repurchase outstanding shares of Chateau in furtherance of their scheme to obtain majority voting power in Chateau at no cost to themselves;

               (g) repeatedly making and causing Chateau to make false and misleading statements and omitting material information in connection with the Tender Offer in order to induce Chateau's stockholders not to tender their shares pursuant to the Tender Offer;

               (h) causing Chateau to amend its 1993 Long-Term Incentive Stock Plan so that, among other things, upon a change in control of Chateau (except through a merger with ROC), all outstanding options awarded under the Plan become fully exercisable and vested, for no apparent purpose other than to entrench and enrich the participants in the Plan;

               (i) causing Chateau to enter into the lucrative Golden Parachutes with five senior executive officers, including Mr. Kellogg, for no apparent reason other than to entrench and enrich these executives; and

               (j) failing to adopt a resolution opting out of the Maryland Business Combination Law so as to permit the Tender Offer, which will provide more value to the Chateau stockholders than the Chateau-ROC merger, to go forward.

        100. The Individual Defendants' duty under Section 2-405.1(a)(3) to act with the care of an ordinarily prudent person in a like position under similar circumstances requires them to reach their decisions with full information (including consultation with independent experts), upon arm's-length negotiations and after adequate deliberation (including exploration and comparison of alternative transactions). The Individual Defendants have violated their statutory duty to act with the care of an ordinarily prudent person in a like position under similar circumstance by, among other things:

               (a) refusing to negotiate with MHC and recommending that Chateau stockholders not sell their shares in the Tender Offer;

               (b) repeatedly making and causing Chateau to make false and misleading statements and omitting material information in connection with the Tender Offer in order to induce Chateau's stockholders not to tender their shares pursuant to the Tender Offer;

               (c) failing to appoint a committee of independent directors to evaluate the proposed Chateau-ROC merger and negotiate its terms and conditions -- the traditional approach to addressing a conflict-ridden situation such as this one; and

               (d) failing to file the Schedule 14D-9 on time as required by law.

        102. Chateau's Schedule 14D-9 states that the stock repurchases will take place either through open market purchases, negotiated purchases or a self-tender offer. Accordingly, Chateau may have already begun to disburse corporate funds in furtherance of the plan to guarantee insider control over the voting process.

        103. MHC, MHC OP and Chateau's shareholders will be imminently and irreparably harmed unless the Individual Defendants and Chateau are enjoined from paying out corporate funds or taking any other steps in furtherance of the stock reissuance and repurchase plan.

        104. Unless enjoined by this Court, Chateau and the Individual Defendants will continue to breach their fiduciary duties to Chateau's shareholders to the imminent and irreparable detriment of MHC, MHC OP and Chateau's shareholders.

        105. MHC and MHC OP have no adequate remedy at law.

                                   COUNT VII

              (Aiding and abetting the Individual Defendants' and
         Chateau's breach of fiduciary duties of loyalty and care and self-dealing against ROC)

        106. MHC and MHC OP repeat and reallege each of the preceding paragraphs as if fully set forth here.

        107. By agreeing to the Revised Agreement and by agreeing to buy 350,000 shares of Chateau's outstanding common stock as part of Chateau's and the Individual Defendants' plan to deprive Chateau's shareholders of a meaningful vote with regard to the Chateau-ROC merger, ROC has knowingly participated in and aided and abetted Chateau's and the Individual Defendants' breach of their fiduciary duties to Chateau's shareholders and their self-dealing.

        108. Unless enjoined, ROC will continue to aid and abet Chateau's and the Individual Defendants' breach of their fiduciary duties to Chateau's shareholders and their self-dealing.

        109. MHC and MHC OP have no adequate remedy at law.

                                  COUNT VIII

              (Declaration of nonviolation of Chateau's Charter)

        110. MHC and MHC OP repeat and reallege each of the preceding paragraphs as if fully set forth here.

        111. If, despite the plain language of the Charter, Chateau's Board of Directors is permitted to apply its erroneous construction to the ownership limitation provisions of the Charter and treat Chateau shares acquired by MHC OP pursuant to the Tender Offer as Excess Stock, as it has indicated that it will, MHC OP will be unable to consummate the Tender Offer. As a result, MHC, MHC OP and Chateau's shareholders will suffer imminent and irreparable harm. Such an interpretation would also produce the unwarranted punitive result of effectively confiscating from MHC OP any Chateau shares it has acquired (despite MHC OP having paid for such shares) by depriving MHC OP of any voting rights and dividend rights appurtenant to those shares and allowing Chateau to direct the sale of such shares at a potentially severe economic loss to MHC OP.

        112. Whether Chateau's Board of Directors will treat shares acquired by MHC OP pursuant to the Tender Offer as "Excess Stock" under the Charter is a matter of actual controversy that affects the rights and legal relations of MHC, MHC OP and Chateau.

        113. Accordingly, MHC and MHC OP are entitled to a declaration that MHC OP's acquisition of more than 7% of Chateau's outstanding common shares pursuant to the Tender Offer will not result in ownership of "Excess Stock" under the terms of Chateau's Charter.

                                   COUNT IX

                  (Declaration that MHC and MHC OP are exempt
                    the Maryland Business Combination Act)

        114. MHC and MHC OP repeat and reallege each of the preceding paragraphs as if fully set forth here.

        115. Despite MHC and MHC OP's proper request to Chateau to approve or otherwise exempt any proposed merger or business combination among MHC, MHC OP, and Chateau from the requirements of the Maryland Business Combination Act, Chateau has indicated it will not adopt any such resolution. The Individual Defendant's refusal to properly consider such a resolution to either approve a merger or similar business combination or cause an exemption from the requirements of the Maryland Business Combination Act is a further aspect of their scheme to prevent Chateau's shareholders from accepting MHC's superior Tender Offer and part of the breach of their fiduciary duties to Chateau's shareholders and their self-dealing. As a result the Individual Defendants' breach of their fiduciary duties and self-dealing, MHC OP will either have to waive the condition and close with a structure that may be detrimental to shareholders or be unable to accomplish the Tender Offer. In either case, MHC, MHC OP and Chateau's shareholders will suffer imminent and irreparable harm.

        116. Whether Chateau and the Individual Defendants properly refused to adopt a resolution under the Maryland Business Combination Act approving or exempting a merger or proposed business combination from the requirements of the Act is a matter of actual controversy that affects the rights and legal relations of MHC, MHC OP and Chateau.

        117. Accordingly, MHC and MHC OP are entitled to a declaration that Chateau and the Individual Defendants failed to give proper consideration to the adoption of a resolution under the Maryland

Business Combination Act approving or exempting a merger or proposed business combination from the requirements of the Act. Further, MHC and MHC OP are entitled to a declaration that had Chateau and the Individual Defendants properly considered such a resolution, it should and would have been approved and would exempt MHC and MHC OP from the requirements of the Maryland Business Combination Act.

        WHEREAS, Counterclaim-Plaintiffs request:

        A. That the Court temporarily restrain and preliminarily and permanently enjoin Chateau and the Individual Defendants from spending Chateau corporate funds or otherwise taking steps to carry out the plan to repurchase up to 1.45 million outstanding Chateau common shares.

        B. That the Court temporarily restrain and preliminarily and permanently enjoin ROC from its plan to purchase up to 350,000 outstanding Chateau common shares.

        C. That the Court preliminarily and permanently enjoin Chateau, the Individual Defendants and ROC from consummating or otherwise proceeding with the proposed Chateau-ROC merger.

        D. That the Court preliminarily and permanently enjoin Chateau and the Individual Defendants from making any further false statements that because of the ownership restrictions provisions of Chateau's Charter, the Tender Offer will result in ownership of "Excess Stock" by MHC OP and thus cannot be successfully consummated.

        E. That the Court preliminarily and permanently enjoin Chateau and the Individual Defendants from making any further false statements that the merger agreement with ROC prevents Chateau from negotiating a business combination with MHC or MHC OP.

        F. That the Court order Chateau to immediately issue public statements correcting the false statements and omissions of material fact that it has already made.

        G. That the Court preliminarily and permanently enjoin Chateau, the Individual Defendants and ROC from engaging in further fraudulent, deceptive and manipulative conduct in connection with the Tender Offer.

        H. That the Court declare that MHC OP's acquisition of more than 7% of Chateau's outstanding common shares pursuant to the Tender Offer would not result in ownership by MHC OP or MHC of "Excess Stock" under the terms of Chateau's Charter.

        I. That the Court order Chateau's Board of Directors to exempt MHC and MHC OP from the Maryland Business Combination Act.

        J. That the Court award MHC and MHC OP compensatory damages in an amount to be determined at trial.

        K. That the Court award MHC and MHC OP the costs and expenses of this action, including reasonable attorneys fees.

        L. That the Court grant such other and further relief as it deems appropriate.

Dated: September 25, 1996

                                        Respectfully submitted,

                                        -----------------------
                                        Arthur F. Fergernson
                                        BALLARD SPAHR
                                        ANDREWS & INGERSOLL
                                        Suite 1900
                                        300 East Lombard Street
                                        Baltimore, Maryland 21202
                                        (410) 528-5600
                                        Federal Bar No. 00304

Of Counsel:

Vincent J. Connelly
Scott J. Davis
Joseph A. Starkman
MAYER, BROWN & PLATT
190 South LaSalle Street
Chicago, IL 60603
(312) 782-0600

                                 VERIFICATION

        I, David H. Helfand, on oath, state that I am President and Chief Executive Officer of the Counterclaim-Plaintiffs Manufactured Home Communities, Inc., and MHC Operating Limited Partnership, that I have read the foregoing Counterclaims, and that the statements of fact contained therein are true to the best of my knowledge, information and belief.

                                             /s/ David A. Helfand
                                             --------------------

SUBSCRIBED AND SWORN TO
before me this 24th day
of September, 1996.

/s/ Monika Castiglioni
- ----------------------
    Notary Public

My Commission Expires:
      11/29/98

        "OFFICIAL SEAL"
      Monika Castiglioni
Notary Public, State of Illinois
 My Commission Expires 11/29/98

                     IN THE UNITED STATES DISTRICT COURT
               FOR THE DISTRICT OF MARYLAND, NORTHERN DIVISION

CHATEAU PROPERTIES, INC.,                        )
                                                 )
       Plaintiff,                                )
                                                 )
v.                                               )
                                                 )
MANUFACTURED HOME COMMUNITIES, INC.,             )       Case No. 96-2930
MHC OPERATING LIMITED PARTNERSHIP,               )
                                                 )       Judge Nickerson
      Defendants and Counterclaim-Plaintiffs,    )
                                                 )
v.                                               )
                                                 )
CHATEAU PROPERTIES, INC., ROC COMMUNITIES,       )
INC., JOHN A. BOLL, C.G. KELLOGG, JAY G.         )
RUDOLPH, GEBRAN S. ANTON, JR., JAMES M.          )
LANE, KENNETH E. MYERS and EDWARD R. ALLEN,      )
                                                 )
      Counterclaim-Defendants.                    )
                                                 )
_________________________________________________)



                    MOTION FOR TEMPORARY RESTRAINING ORDER

        Pursuant to Fed. R. Civ. P. 65, Defendants Manufactured Home Communities, Inc., ("MHC") and MHC Operating Limited Partnership ("MHC OP") (collectively, the "MHC Parties") hereby move for a temporary restraining order enjoining the purchase or sale of Chateau Properties, Inc. stock by Chateau and its directors and prohibiting Chateau and its directors from taking any other steps to materially alter the status quo until the MHC Parties' motion for a preliminary injunction is decided. The grounds for this motion are set forth in the accompanying memorandum in support filed herewith.

                                        Manufactured Home Communities, Inc. and
                                        MHC Operating Limited Partnership


                                   By:  ______________________________________
                                        One of their Attorneys

                                        Arthur F. Fergernson
                                        BALLARD SPAHR
                                        ANDREWS & INGERSOLL
                                        Suite 1900
                                        300 East Lombard Street
                                        Baltimore, Maryland 21202
                                        (410) 528-5600


Of Counsel:

Vincent J. Connelly
Scott J. Davis
Joseph A. Starkman
MAYER, BROWN & PLATT
190 South LaSalle Street
Chicago, IL 60603
(312) 782-0600

Dated: September 25, 1996